THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON
   FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP
                             EXEMPTION

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. __) [The remainder of this cover page shall be filled out for a reporting person's initial filing this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page]

                  Univision Communications Inc.
                        (Name of Issuer)

                Class A Common Stock ("A Shares")
                 (Title of Class of Securities)

                            914906102
                         (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))



                        Page 1 of 6 pages



CUSIP No.  914906102      13G    Page 2 of 6 Pages

1  NAME OF REPORTING PERSON: Grupo Televisa, S.A.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                          (a)  [ ]

                                          (b)  [x]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Mexico

   NUMBER OF           5  SOLE VOTING POWER
                          11,318,716 A Shares
    SHARES
                       6  SHARED VOTING POWER
  BENEFICIALLY            0

  OWNED BY EACH        7  SOLE DISPOSITIVE POWER
                          11,318,716 A Shares
    REPORTING
                       8  SHARED DISPOSITIVE POWER
   PERSON WITH            0

9    AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON
     11,318,716 A Shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES*    [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (9)
     49.02% of the A Shares
     (see response to Item 4)

12   TYPE OF REPORTING PERSON*
     CO

                        *SEE INSTRUCTIONS
                        BEFORE FILLING OUT!


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934

Item 1(a)           Name of Issuer:
                    Univision Communications Inc.

Item 1(b)           Address of Issuer's Principal Executive
                    Offices:
                    1999 Avenue of the Stars
                    Suite 3050
                    Los Angeles, California  90067

Item 2(a)           Name of Person Filing:
                    Grupo Televisa, S.A.

Item 2(b)           Address of Principal Business
                    Office:
                    Avenida Chapultepec, No. 28
                    06724 Mexico, D.F.
                    Mexico

Item 2(c)           Citizenship:
                    Mexican

Item 2(d)           Title of Class of Securities:
                    A Shares [The securities that give rise to Grupo Televisa, S.A.'s reporting obligation are shares of Class T Common Stock, which are convertible into Class A Common Stock on a share for share basis. Pursuant to Rule 13d-3(d)(1)(i), such shares of Class T Common Stock shall be deemed to be outstanding shares of Class A Common Stock for the purpose of computing the percentage of outstanding securities of Class A Common Stock deemed beneficially owned by the person filing this report.]

Item 2(e)           CUSIP Number:
                    914906102

Item 3 If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                    None of the options apply. This Schedule 13G is being filed pursuant to rule 13d-1(c).

Item 4 Ownership.[The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purposes other than Section 13(d) of the Securities Exchange Act of 1934. Grupo Televisa, S.A. disclaims that it constitutes part of a "group" with any other Person with respect to shares of Univision Communications Inc.
                    Grupo Televisa, S.A. also disclaims
                    beneficial ownership of shares of Univision
                    Communications Inc. owned by any other Person pursuant to Rule 13d-4.]
                    (a)  Amount beneficially owned:
                    See Item 9 on Page 2 of the Cover Page [Of the 4,459,291 shares of Class T Common Stock owned by Grupo Televisa, S.A. covered by this report, 4,456,920 are owned indirectly by Grupo Televisa, S.A. through its wholly owned subsidiaries (collectively, the "Company") and 2,371 shares are owned indirectly through a partnership in which the Company is a general partner. In addition, this report includes 6,859,425 shares of Class T Common Stock issuable upon exercise of Warrants held by the Company, 3,646 of which are held indirectly through the foregoing partnership. Such Warrants may be exercised so long as the aggregate shares owned by the Company, Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock of Univision Communications Inc., and are not presently exercisable.]

                    (b)  Percent of Class:
                    See Item 11 on Page 2 of the Cover Page

                    (c) Number of shares as to which such person has:
                         (i)  sole power to vote or to direct the
                    vote:
                            See Item 5 on Page 2 of the Cover
                    Page
                         (ii) shared power to vote or to direct
                    the vote:
                            See Item 6 on Page 2 of the Cover
                    Page
                                 (iii)     sole power to dispute
                            or to direct the disposition of:
                            See Item 7 on Page 2 of the Cover
                            Page

                                 (iv) shared power to dispute or
                            to direct the disposition of:
                            See Item 8 on Page 2 of the Cover
                            Page

Item 5              Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                    Not applicable.

Item 7              Identification and Classification of the
                    Subsidiary which Acquired the Security Being
                    Reported on by the Parent Holding Company.
                    Not applicable.

Item 8 Identification and Classification of Members of the Group.
                    Not applicable.

Item 9              Notice of Dissolution of Group.
                    Not applicable.

Item 10             Certification.
                    Not applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date:   February 14, 1997


                              By:GRUPO TELEVISA, S.A.
                                 By:   /s/ Javier Mondragon
                                     Name:  Javier Mondragon
                                     Title: Vice-President